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                     February 8, 2024

       Paul Kim
       Chief Financial Officer
       Fulgent Genetics, Inc.
       4399 Santa Anita Avenue
       El Monte, California 91731

                                                        Re: Fulgent Genetics,
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-37894

       Dear Paul Kim:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Industrial Applications and

                     Services